Form C

Cover Page

Name of issuer:

SKD Publishing LLC

Legal status of issuer:

Form: LLC

Jurisdiction of incorporation/organization: NY

Date of organization: September 7, 2021

Physical address of issuer:

Headquarters

244 Madison Avenue
New York, NY 10016
United States

Website of issuer:

https://www.skdpublishing.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Type of security offered:

Debt

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

20,000

Price:

$1

Target offering amount:

$20,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,000,000

Deadline to reach the target offering amount:

July 30, 2022 at 23:59:59 EDT

Current number of employees:

4

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Arizona	☑ California
☑ Alaska	☑ Arkansas	☑ Colorado
☑ Connecticut	☑ Massachusetts	☑ Oklahoma

☑ Delaware	☑ Michigan	☑ Oregon
☑ District Of Columbia	☑ Minnesota	☑ Pennsylvania
☑ Florida	☑ Mississippi	☑ Rhode Island
☑ Georgia	☑ Missouri	☑ South Carolina
☑ Hawaii	☑ Montana	☑ South Dakota
☑ Idaho	☑ Nebraska	☑ Tennessee
☑ Illinois	☑ Nevada	☑ Texas
☑ Indiana	☑ New Hampshire	☑ Utah
☑ Iowa	☑ New Jersey	☑ Vermont
☑ Kansas	☑ New Mexico	☑ Virginia
☑ Kentucky	☑ New York	☑ Washington
☑ Louisiana	☑ North Carolina	☑ West Virginia
☑ Maine	☑ North Dakota	☑ Wisconsin
☑ Maryland	☑ Ohio	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SKD Publishing LLC

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation

Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Oluwaseyi Kikiowo	Author	September 7, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chief Executive Officer	Develop strategic objectives for the company, determine its direction and manage the company's day-to-day's activities	September 7, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Bellerbys College Cambridge	Student	School	Education	September 10, 2018	July 15, 2020
University of Birmingham	Student	School	Education	September 7, 2020	June 5, 2021

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Nicole Jackson-Salvi	Chief Operating Officer	January 26, 2022	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chief Operating Officer	Overseeing day-to-day operations of the company	January 26, 2022	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Sky PM	Director Marketing & Sales	· Oversees all aspects of the firm's marketing & sales operations: digital/traditional marketing, SEM, PPC, events, partnerships, social media campaigns, (clients & B2B), media planning, PR, project management, and SEO. · Creation of RFP/proposals & P&L management. · Marketing: Creation & implementation of clients marketing plans, creation and management of databases & CRM strategies. In addition to managing fundraising plans/campaigns & events for corporate and non-profit organizations. · Conceptualization/execution of special projects/events. · Social/general media planning/buying. · Development and refinement of brands & creation of marketing collateral. · Sales: Prospecting, negotiating, and closing agreements with high net-worth clients. · Recruitment: Obtain manpower for firm & develop team in accordance with the firm's objectives. Professional sales, customer service & business etiquette trainer & coach.	Publishing and Marketing	January 1, 2008	January 26, 2022

Officer Name	Title	Date Joined	Status
Oluwaseyi Kikiowo	CEO	September 7, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chief Executive Officer	Develop strategic objectives for the company, determine its direction and manage the company's day-to-day's activities	September 7, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Bellerbys College Cambridge	Student	School	Education	September 10, 2018	July 15, 2020
University of Birmingham	Student	School	Education	September 7, 2020	June 5, 2021

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Oluwaseyi Kikiowo	10,000,000 shares of Common Stock	100%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Executive Summary

SKD Publishing LLC is a publishing company dedicated to publishing books that shed light on purposeful movements, through fiction and non-fiction. Our goal is to amplify insightful and impactful messages as portrayed by writers who have the goal of using their work as change-agents in the spheres that they aim to. The book

publishing industry is that with a wide range of content narratives being used as guides. At SKD Publishing, ours is centred around activism, awareness and education.

To set the tone of this narrative we aim to embody with our books, our first title launches in 2022 will be EVOLVE. It's a book that discusses topics under personal development and world development. The aim of the book is to spark mental revolution for world change as various influential topics that shape the trajectory of the world's quality are explored. EVOLVE is the perfect foundation for the narrative SKD Publishing is trying to build as it starts a much-needed conversation about going in-depth into issues that shape our world and the people living in it.

Mission

SKD Publishing aims to revolutionize the publishing industry with the pursuit of implementing a dynamic element of activism. Activism is at the centre of our narrative at SKD Publishing. Our aim with SKD Publishing is to put a microphone right close to the mouth that utters the message that the world should be hearing for the sake of education and awareness. With education and awareness powered by change agents of authors, the world can be influenced and eventually changed with the right strategies. SKD Publishing is established with the intent of leading the conversation on the world's issues and messages worth hearing from thought leaders.

Keys to Success

The keys to success are:

- Attaining target circulation goals for our products.
- Carefully monitoring response rates of all media executions.
- Attaining revenue goals with strategic positioning and resonating promotional material.
- Consistently producing quality editorial content on website and social media platforms to increase audience size.

Company Summary

SKD Publishing is founded by Oluwaseyi Kikiowo, who is the author of the publishing company's first title. The desire to start one came from the realization that EVOLVE (the first title) is a massive conversation starter for world development and the need to sustain that conversation creates a huge market share opportunity when the narrative is built up on with the release of other books that speak on insightful messages.

After the inaugural book launch, the management of SKD Publishing will be focusing on strategic positioning for the next 12 months as EVOLVE has a sustainable yearlong campaign. This is to present SKD Publishing as a competent company that is well-resourced to do what it says it aims to as well building an audience that is eager to hear stories that focus around activism, awareness and education of vital topics. Acquisitions will begin in May 2022 and publishing of other books will begin in 2023.

Company Ownership

Oluwaseyi Kikiowo is the founder of SKD Publishing, LLC, and she fully owns it.

Company Locations and Facilities

SKD Publishing will be headquartered in New York, United States. Books published by SKD Publishing will be globally distributed. All business, management and editorial functions will be performed in these offices. All printing, warehousing, and fulfilment is outsourced.

Products

SKD Publishing will release EVOLVE as its first title and it will start releasing books by other authors in 2023. Both fiction and non-fiction books will be published in hardback, paperback and e-book versions. As already mentioned, the selective process for the books we will be based on the message the book's content is passing across to readers. They will be acquired based of the editors' team being convinced that it fits with the company's narrative.

As a company that has values surrounded activism, SKD Publishing will have a permanent philanthropic element in its business model. Because of this, another revenue generating channels will be enabled through merchandise.

Market Analysis Summary

Because of the pandemic, SKD Publishing has to be aware of the impact of COVID and how it will affect the publishing industry. The global book publishing industry is built on a supply chain of content through the channels of paperback/hardback versions, audio version and e-book versions. Because of the full digital shift in business that occurred when COVID-19 first broke out, there was a rise in revenue derived from e-book/ audio book sales and that shows that readers are now interested in getting their products delivered digitally. Although, interest in paperback/hard back versions of books haven't completely wiped out, it has just significantly reduced.

Realizing all of this and moving forward, it's important to notice two things. Firstly, organic reach will reduce. Secondly, there will be an increase in demand for digital products so offering products digitally will not be an option but it'll be mandatory. Additionally, because of the predicted decline in hardback/paperback, publishing companies need to create more excitement around purchasing soft copy versions of books. Publishing companies need to start implementing strategy to build interest around soft copy books and the culture that comes with them. In all this, publishers shouldn't ignore the rise of interest in e-books.

With the ease of self-publishing, traditional publishers can still achieve high revenue goals with resonating marketing campaigns aimed for larger amounts of viewers than normal and also compensating the factor of decline in organic reach by increasing budgets for paid advertisements. High-class marketing campaigns with a large reach isn't easily affordable for most self-publishers. Traditional publishers should use it to their advantage.

At SKD Publishing, our target market is digitally connected people. This is simply because the huge market opportunity that our company has realized and wants to take advantage of is the phenomenon of world issues being vastly discussed online. With this rise in engagement with world issues of any level, publishing companies have the opportunity of amplifying messages curated by authors acting as change-agents in whatever space they choose.

This market opportunity is sustainable for a long-term venture because the brand identity for SKD Publishing as well as its marketing campaigns will always resonate with our audience. The reason for this assurance is simply because content produced on world issues, important messages and movements were birthed from affairs that affected people's lives or is said to presently be affecting people's lives. Interest is assured, taking our audience from being interested viewers to customers will be achieved with effective marketing and publicity strategy.

Our strength is that we can easily build mass appeal because of our boutique selection approach to book publishing. SKD Publishing's approach is our way of building excitement around book publishing. When we set a theme for our books every year, publish a maximum of 6 books a year, our brand strategy can easily create prestige and exclusivity with our products. This can be achieved with all other arms of the business (excellent marketing, engaging digital media, publicity, etc.) coming to play. Exclusivity and prestige create desire. When we convince readers in our audience that our books are written by authors worth listening to talking about messages worth learning about, anticipation for our books is easily created.

Cultivating a global community has to be a priority for publishers so that's why email lists and mobile community will be put in place as well the expected social media presence that SKD Publishing will launch and grow.

Secondly, our products are cheaply priced. Only on few occasions will books be priced more than $20 so the customer base will be as broad as possible since the products are easily accessible.

Strategy and Implementation Summary

As a completely new company with a specific narrative of books it aims to publish, the introduction strategy is focused on depicting our values and mission with resonating introductory campaign content. The content being released as part of our introduction strategy will resonate with our target audience of readers because of the rise in interest in world issues. Our strategy is based on carving a unique position for us in the publishing industry with our specific narrative that we will follow genuinely anchored with philanthropic efforts.

With this distinctive narrative that we will be consistent with, SKD Publishing will establish thought leadership and influence in the affairs of world issues with our digital media department. Our audience will be eager to read our content, engage with what we're supporting because they are convinced it's genuine due to THE SKD WAY (The philanthropic element of our business model). Our authors will be standing on a platform that enables them to walk into a career where they eventually become change agents.

Starting in 2023, our annual plan is that we will be publishing a maximum of 6 books that represent 6 movements that SKD Publishing supports under a previously chosen theme.

As SKD Publishing is being built, we aim to have Maverick Publishing specialists as business advisors as well as a top legal team based in New York to manage all contracts pertaining to marketing program agreements and book acquisitions.

Marketing Strategy

As a brand-new company, our introduction strategy comes first. Key things to be accomplished with this strategy are brand awareness, audience growth and sales.

As the company launches its online presence, we aim to capture attention with the release of our introductory campaign. It's a video that clearly explains our mission and vision with a resonating script. We are going to be partnering with a top media house in America to distribute the campaign on all their platforms, so, the launch of SKD Publishing is guaranteed to obtain large reach and capture the widest audience possible.

All of this will commence in April 2022 and after this, other pieces of content will be released to introduce the team, encourage our audience to sign up to our newsletter and other creative ways of explaining what our goal is as a new niche publishing company. The announcement of our first book acquisition will also be made followed with the news of it being released soon after.

We have hired a well experienced paid ads agency that has worked with companies such as SAMSUNG to be in charge of marketing EVOLVE (the first title) to a larger audience.

An official book campaign will be released on our social media platforms. This campaign titled 'Then and Now' with focus on the quality our world. It puts emphasis on the situation of mental health, gender inequality, beauty stereotypes and other topics discussed in EVOLVE and shows how these situations have not gotten any better. The goal of the campaign is to show viewers that an intentional conversation needs to be started, starting with the book.

We have also partnered with blogs and media houses with a large following to expand the reach of our book campaign. It's a well thought advert laced with pro-level animations so backed up with our advertising partners, a surge in sales is very likely.

We will also be marketing the book with two other media houses that we are entering advertising relationships with. A media house in the US and the other in the UK. If our book establishes a strong presence in the UK and the US, spreading the conversation to other regions of the world will happen naturally. The advertising relationship with an American Media house (New York times) is already being solidified and the one with a British media house is also in process.

This marketing campaign as well as other promotional videos will be used by the ad agency to market EVOLVE. A publicity specialist has been hired to achieve top-tier media coverage for the company and its first title.

EVOLVE will have a yearlong campaign before more books begin to be published in 2023. The yearlong will include billboards, a short film and a publicity campaign that explains our company's mission with genuine activism and the meaning behind EVOLVE being the inaugural book.

Distribution Strategy

SKD Publishing aims to globally distribute all its titles. Our region goals are the United States, UK, Europe, Africa as well as Asian Countries. Translating titles to other languages is definitely a goal as our books gain more traction and more regions around the world with language barriers have interest in the messages

our books carry.

Marketing Programs

After the launch of our first title, the company will go through a back end organizing period as well marketing and operations for EVOLVE remain ongoing. In that period, the management team will work on securing a partnership deal with a major TV company to air our Author Reveal shows that will commence from the coming year. This will put SKD Publishing on a pedestal as we become globally known for creating excitement around books. We plan for it to be a multiyear partnership that will be renewed when needed. This is a competitive advantage for SKD Publishing as we are creating a revolutionary way for readers to engage with authors. This keeps our trade book publishing company alive as such partnerships can't be facilitated by self-published authors.

Annually, we plan for the Author Reveal Show to be followed by the SKD Publishing Gala, which will be celebration of the next set of authors we publish and will be attended by notable personalities in the writing space and publishing industry. Our goal with this gala is to consistently produce a historical event that will celebrate new voices being published. It's also an essential part of carving an image of exclusivity and prestige for SKD Publishing.

Strategic Alliances

SKD Publishing will be partnering with Ingram Content group. They are a book distribution company that serves publishers to accomplish global book distribution goals.

Pricing Strategy

At SKD Publishing, the pricing strategy for books will be value-based pricing. Our books will shed light on purposeful movements and critical issues so there's a lot of work that will go into researching about them as the authors strive to depict it in words in the most engaging way possible. Getting all this information, getting accurate facts on certain events and issues takes time and energy. The value of the book is increased by that extra length of work and it will be priced accordingly. Most books coming out of SKD Publishing will be lower than or equal to $20.

Sales Strategy

We plan on going with the typical traditional publisher distribution model, trade book publishing . When books have been printed from the outsourced printing company, it will be sent to wholesalers that we have established relationships with. After that, expanded distribution will begin. Books will then be sent to brick-and-mortar stores

to and online retailers to be purchased by readers.

All values stated in the document titled 'FINANCIAL PROJECTIONS' denote projected sales starting from our first company fiscal year starting 2022.

Sales projections have carefully thought out strategy to support how they will be achieved. SKD Publishing will be releasing a film that serves as a marketing campaign for our inaugural book. It has a strategic social media blogs distribution plan attached to it with a goal of 60 million impressions. We are also going to be curating Celebrity Influencer Marketing Campaigns where there share the film to their followers, increase it's reach and predictably, the sales.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that any new new company encounters.

The company is still in its early phases and has not yet *fully* implemented its business plan. There can be no assurance that we will ever be profitable. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

The company may not be able to achieve the numbers presented in the projected financials as people may not want the books we are offering. There are several well-established competitors in the market. Capturing the market from them may be challenging but we have a distinctive brand narrative and an experienced team to capture the attention we need.

Need for insurance. To reduce SKD Publishing's liability, an insurance policy is required and the high cost of the premium.

The company may not be able to acquire new book titles. Our editors team will consist of people who have good relationships with top-tier literary agents but unpredictable circumstances can interfere with the process of signing off a book deal.

To date, the company has not published any books. Oluwaseyi Kikiowo owns 100% of the issued securities and will be able to control the company without the input from investors in this offering. There are risks associated with owning the securities in this offering and what they will convert into. The company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

Rolling Close

The company's offering may involve a rolling close. In such cases, once the target amount of the offering has been met, Investors with accepted subscription agreements become the Company's Investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

Acquiring new titles (Book Deals)

Salaries for Launch Staff Team

Marketing costs

Inventory Production

10. How does the issuer intend to use the proceeds of this offering?:

Use of proceeds is maximum offering amount raised

Legals	**$6,000**
Business Strategy Consultants	$5,000
Publicity fee for Company Launch	$35,000
Advertising Budget	$50,000
Marketing Budget	$229,040
Launch Staff Salaries	$81,825
Go-to-market strategy for SKD Publishing	$40,000
Distribution set-up	$3,135
Start-up Inventory	$35,000
Long term Assets	$35,000
Book Advance Payments for next set of authors	$480,000
Total Requirements	**$1,000,000**

Use of Funds if Target Amount Offering is raised

Start-up Inventory and Distribution sett-up: $5,000

Marketing: $10,000

Salaries: $5,000

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

SKD Publishing LLC will issue investors the right to certain shares of the company's capital stock via a Convertible Note Instrument. See the attached Convertible Note and Proxy related exhibit to this Form C or SEC.gov | Securities Act Sections for more information and description of risks on this type of agreement. and related agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

13. Describe the terms of the securities being offered:

This investment will be via a Convertible Note Debt Instrument and associated Proxy. Both are available as Form C exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

SKD Publishing, (the "Company"), hereby issues to the investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the Convertible Note and associated voting rights Proxy agreement documents that accompany this Form C filling.

The Target Number of Securities to be offered is $20,000
The Maximum Number of securities to be offered is $1,000,000
The Price per security offered is $1.00
The interest rate is 5%
The principal and unpaid accrued interest on the Notes will be due and payable twelve (12) months from the date of the Note Purchase Agreement.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this Convertible Note may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however,* that this Convertible Note may be amended, together with all other Convertible Note, by agreement of the Company and holders of Convertible Note representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issues and outstanding Convertible Note, so long as such amendment and/or waivers (i) are applicable to all Convertible Note; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this Convertible Note or reduce the Discount Rate or Valuation Cap. The company may amend any term of the Convertible Note provided such amendments do not have a material or adverse effect on the holders of the Convertible Note.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes

adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Type of Security	Common Stock
Amount Authorized	10,000,000
Amount Issued	10,000,000
Voting Rights	The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)
Anti-dilution Rights	None
How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF	N/A
% of Ownership by holders of such Securities	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be valued until a qualified funding event per the Convertible Note Debt agreement. Investments terms and conditions are detailed in the Convertible Note document.

As a pre-revenue start-up, the the valuation cap was calculated using the Berkus Method.

1. Sound Idea and concept(Basic value): The type of products we will offer produce a significant amount of value with acceptable risk. The traction (intent of payment) we have recorded also proves the concept and validates that this is a niche book publishing company people are willing to engage with.

2. Prototype

In our case, it's an MVP (inaugural book). We have given an advance reader copy to well-versed book critics to give reviews and their opinions are influential as they represent the minds of most passionate readers of our age. They all gave positive reviews of it and made comments on its uniqueness. Having a neutral group of people comment on the uniqueness of a product is proof that our products will be distinct and stand out when launched.

3. Quality Management Team

The team at SKD Publishing is equipped with know-how, valuable relationships and experience to produce the results that SKD Publishing aims to achieve.

4. Strategic relationships (go-to-market)

Our advertisement partnership with The New York Times as well as other global media houses that will be distributing our introductory campaigns give us a competitive advantage. The reach, the predicted higher ROI makes the success of our go-to-market strategy very likely.

5. Product rollout and Sales:
We have an introductory campaign that we will launch as well as a film (that stands as a marketing campaign) for our inaugural book, EVOLVE. A professionally curated step-by-step marketing strategy has been created to target different segments of our target audience. It's a promising plan and the financial projections where created from the strength of the launch plan is very impressive for a start-up.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Right to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

None.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

Yes CEO Oluwaseyi Kikiowo owns 100% of copyrights to the book, EVOLVE. EVOLVE will be published by SKD Publishing. The CEO and issuer may experience financial benefits from such an arrangement.

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

SKD Publishing is a fresh pre-revenue start-up. In our case, our 'prototype' is the manuscript of our inaugural book which has been edited and is ready for publishing.

We are now raising capital through crowdfunding to launch ourselves into the market, launch our inaugural book and acquire titles to publish. There are no other sources of capital on which SKD Publishing may rely on apart from that which will be raised through our Reg CF Campaign on Fundify.

We plan on raising $1m with a projected runway of 12 months. We have engaged a paid ads marketing agency and we will disengage with them if we are unable to raise capital through this Reg CF.

As we kick off operations, our strategic alliances are book printers and our book distributor. There will be a sign up costs for our book distributor that shouldn't surpass $2,000 while for book printing, the upfront costs are minimal as we will be billed as interest (and sales) accrues.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter,
broker, dealer, municipal securities dealer, investment adviser,   No
funding portal or paid solicitor of purchasers of securities?:

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter,
broker, dealer, municipal securities dealer, investment adviser,   No
funding portal or paid solicitor of purchasers of securities?:

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit

Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and
2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

33. Once posted, the annual report may be found on the issuer's website at:

http://skdpublishing.com/